

Mail Stop 3720

December 13, 2007

Mr. Louis Morin
Chief Financial Officer
Quebecor Media Inc.
612 Saint-Jacques Street
Montreal, Quebec, Canada H3C-A4M8

> **Re: Quebecor Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006, as Amended**
> **Filed March 30, 2007**
> **File No. 333-13792**

Dear Mr. Morin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment #1 to the Form 20-F/A for the Fiscal Year Ended December 31, 2006

Broadcasting segment, page 81

1. Please tell us the nature of the "settlement of certain disputes on favorable terms" and what the related amount is.

Financial Position, page 90

2. Please tell us and disclose, if true, that cash flows from continuing operating activities and available sources of financing will be sufficient to cover your operating, investing and financing needs during the twelve months following your 2006 balance sheet date. In this regard, please address the significance of your ratio of earnings to fixed charges and coverage deficiency as calculated under Canadian GAAP and under US GAAP (as restated).

Amendment #2 to the Form 20-F/A for the Fiscal Year Ended December 31, 2006

Selected Financial Data, pages 2-5

3. Please see the line item, "Ratio of earnings to fixed charges." Present the amount of the coverage deficiency in the appropriate column and revise the title of the line item accordingly.

4. Please present US GAAP selected financial data for the five most recent fiscal years under Item 3.A of the Form 20-F or tell us why such data are not required.

1(e) Revenue Recognition

Cable Segment, page F-12

5. We note that "it is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period." Also, we note that promotion offers are accounted for as reduction in the related service revenue when customers take advantage of the offer. Please tell us the nature of the promotions. Citing your basis in the accounting literature under US GAAP, tell us why it is appropriate to account for the promotion offers as a reduction in the related service revenue in arrangements with multiple deliverables.

6. Please tell us and disclose your revenue recognition policy for activation fees.

26. Significant Differences between GAAP in Canada and the United States
Restatement of US GAAP Reconciliation Note, page F-54

7. As disclosed, the adjustment to the carrying value of the debt attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information. It is unclear from your disclosure how the fair value adjustment and/or ineffective portion of derivative instruments was calculated previously and how it was recalculated in connection with the restatement of the US GAAP reconciliation. Specifically, we note that the restatement resulted in an

additional $10.5 million and $18.5 million reduction in net income in 2006 and 2005, respectively. Please advise us and expand your disclosures.

(a) Consolidated Statements of Income, page F-55
(b) Comprehensive (loss) income, page F-56

8. Please tell us the nature of the fair value and cash flow hedges that caused a pretax adjustment of $71.6 million to net income and $132 million adjustment to comprehensive income, respectively in 2006. We note that these adjustments were significantly higher than previous periods.

9. On page F-55, you reported an adjustment for stock-based compensation in the amount of $(4.8) million. Please tell us and disclose your assumptions and methodology for determining stock-compensation cost under US GAAP.

(c) Consolidated balance sheets, page F-58

10. Please tell us and clarify your disclosure herein your basis for designating certain cross-currency interest rate swaps as either fair value or cash flow hedges.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director